FORM 6-K/A

Amendment No.1

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For February 09, 2006

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-116044) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for February 09, 2006 and incorporated by reference herein is the Registrant’s immediate report dated February 09, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) BY: /S/ Yael Peretz —————————————— Yael Peretz Legal Advisor

Dated: February 09, 2006

EXPLANATORY NOTE

        Form 6K/A regarding amendment of the form 6K filed by the registrant on February 9, 2006,. Correction of a typo mistake.

BLUEPHOENIX SOLUTIONS LTD. ANNOUNCES SUCCESFUL COMPLETION OF AN UNDERWRITTEN PUBLIC OFFERING IN ISRAEL

HERZLIA, Israel – February 9, 2006 – BluePhoenix Solutions Ltd. (NASDAQ: BPHX – News), the leader in Enterprise IT Modernization, announced today that pursuant to the Company’s prospectus dated February 1, 2006, the company has successfully completed an underwritten public offering of convertible notes in Israel.

The price of the notes as determined in the offering was 98% of the face amount of the notes, 3.5% above the minimum offering price. The aggregate face amount of the notes totaled NIS 54 million. The demand for the notes at the minimal offering price was more then 3 folds higher then the initially planned offering. Interest on the notes is LIBOR 3 months +1.5% per annum. The interest is payable every 3 months beginning on May 1, 2006, with the last payment to be made on February 1, 2011. The principal of the notes is payable in four equal annual installments on February 1 of each of 2008 through 2011. Under certain terms, the company may call for an early redemption of the notes, after February 1 2008. The notes are convertible into ordinary shares of BluePhoenix. Holders may convert the notes into BluePhoenix’s ordinary shares at a conversion rate of one ordinary share per NIS 26 principal amount of notes.

The gross proceeds to the Company from the offering totaled NIS 53 million.

Based on the representative exchange rate of $1= NIS 4.71 as of February 8, 2006, the aggregate face amount of the notes is approximately $11.5 million and the conversion rate is $5.52 per ordinary share. Gross proceeds from the offering were $11.3 million.

The Israeli Securities Authority and the Tel Aviv Stock Exchange approved the listing of the notes and the shares underlying the notes for trading in the Tel-Aviv Stock Exchange.

The securities offered under the prospectus have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons, absent registration or an applicable exemption from registration requirements.

About BluePhoenix Solutions
BluePhoenix Solutions leads the IT Modernization market by developing unique solutions that enable companies to automate the process of modernizing and upgrading their mainframe and distributed IT infrastructure, thus quickly and cost-effectively extending the ROI of their existing IT systems. The company’s comprehensive suite of tools and services, (including technology for Understanding, Migration, Remediation and Redevelopment), reduces the cost of renovation and speeds up the renewal process. BluePhoenix has 12 offices throughout the world, including locations in the US, UK, Denmark, Germany, Italy, The Netherlands, Australia and Israel. The company’s major shareholder is Formula Systems (NASDAQ: FORTY), an international Information Technology company principally engaged in providing software products, solutions, and services in various vertical markets.

For more information, please visit www.bphx.com.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, the ability to develop new business lines and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

All names and trademarks are their owners’ property.

Company Contact: Iris Yahal +972-9-9526110